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ION

SEC ~~Processing~~

Section

FEB 2 3 2018

Washington DC

415

ANNUAL AUDITED ~~REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FMI Capital Advisors, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

210 University Blvd., Suite 800

(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Huckaby 303-398-7265

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – if individual, state last, first, middle name)

2501 Blue Ridge Rd., Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tim Huckaby _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI Capital Advisors, Inc. _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My commission expires: 6·23·2019

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FMI Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the statement of financial condition of FMI Capital Advisors, Inc. (the "Company"), a wholly owned subsidiary of FMI Corporation, as of December 31, 2017, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

Schedule 1, Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2, Statement Regarding SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2013.

Raleigh, North Carolina

February 20, 2018

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2017

Assets

Assets:

Cash and cash equivalents	$ 6,746,706	
Accounts receivable, less allowance for doubtful accounts of $13,907	218,079	
Total assets		$ 6,964,785

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable	5,633	
Accrued Compensation	436,654	
Deferred revenue	924,216	
Due To Related Party	1,824,389	
Total liabilities		3,190,892

Commitments

Stockholder's equity

Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	3,596,644	
Total stockholder's equity		3,773,893
Total liabilities and stockholder's equity		$ 6,964,785

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenues		$ 18,581,373
Costs and expenses:		
Salaries, compensation and benefits	10,113,503	
General and administrative	2,539,173	
Sales and travel	1,139,442	
Total costs and expenses		13,792,118
Net income		$ 4,789,255

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2017

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
	Shares	Amount			
Balance, December 31, 2016	275	$ 1	$ 177,248	$ 4,007,389	$ 4,184,638
Distribution to Parent				<5,200,000>	<5,200,000>
Net income	-	-	-	4,789,255	4,789,255
Balance, December 31, 2017	275	$ 1	$ 177,248	$ 3,596,644	$3,773,893

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities
Net income $ 4,789,255

Adjustments to reconcile net income to net cash
   provided by operating activities:

   Changes in assets and liabilities:

Accounts receivable	$	(72,611)
Bad debt release		(25,551)
Accrued compensation		436,654
Accounts payable		2,085
Deferred revenue		164,939
Due to related party		1,005,072

    Total adjustments   1,510,588

     Net cash provided by operating activities   6,299,843

Cash flows from financing activities

   Distribution to Parent $ (5,200,000)

    Total adjustments   (5,200,000)

    Net cash (used) by financing activities   (5,200,000)

Net increase in cash and cash equivalents   1,099,843

Cash and cash equivalents as of beginning of year   5,646,863

Cash and cash equivalents as of end of year $ 6,746,706

FMI CAPITAL ADVISORS, INC.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the engineering construction, infrastructure and the built environment.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

Revenue and deferred revenue

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2017, included in revenue is $318,567 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2017, the cost incurred and included in sales and travel expense approximated the related revenues.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustments are charged to bad debt expense in the period in which the related facts causing adjustment become known. As of December 31, 2017, management recorded an allowance for doubtful accounts of $13,907. Generally, the Company requires no collateral from its customers and does not assess finance charges on delinquent accounts.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were $197,065 for the year ended December 31, 2017.

Income Taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2018, the date the financial statements were issued.

New accounting standards

The following is a summary of recent authoritative pronouncements:

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09, as amended by ASU 2015-14, will be effective for the Company on January 1, 2018 and the standard will be adopted utilizing the modified retrospective transition approach. The Company is currently finalizing the evaluation of the impact the adoption of this guidance will have on its financial statements. While the method and timing of the recognition of success fees is not expected to change significantly, upfront fees, while still deferred, will no longer be amortized over the estimated contractual relationship period, but instead deferred entirely until either the end of the term of the agreement or the successful closing of the transaction.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. The amount due to the Parent consists of the expenses named above. For the year ended December 31, 2017, included in general and administrative expenses was $1,764,803 of allocated costs charged to the Company under this Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2017, the net amount of salary and benefits charged to the Parent by the Company was $240,044.

FMI CAPITAL ADVISORS, INC.
Notes to Financial Statements
December 31, 2017

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally- insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

One customer accounted for approximately 25.9% of the total accounts receivable as of December 31, 2017. Two customers accounted for 20.5% of total revenue for the year ended December 31, 2017.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2017, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2017 was $428,236 and $25,887 was included in accrued compensation at December 31, 2017.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2017 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule 15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $212,726 at December 31, 2017, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital, as defined, of $3,763,794, which was $3,551,068 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.8478 to 1.

SUPPLEMENTAL INFORMATION

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
  of the Securities and Exchange Commission
December 31, 2017

Aggregate indebtedness
  Items included in statement of financial condition
  Accounts payable, deferred revenue and accrued liabilities $3,190,892

Net Capital

Total stockholder's equity from statement of financial condition $3,773,893
Less:
  Non-allowable assets (deposit at FINRA)   10,099

Net capital $3,763,794

Computation of Basic Net Capital Requirement

Minimum net capital required (the greater of $5,000 or $6^{2/3}$ % of
    Aggregate indebtedness) $ 212,726

Minimum dollar requirement $ 5,000

Net capital requirement $ 212,726

Excess net capital $ 3,551,068

Percentage of aggregate indebtedness to net capital   84.78 %

Note: The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2017.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2017.



FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i) during the period January 1, 2017 to December 31, 2017
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

FMI Capital Advisors, Inc.

I, Tim Huckaby, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct:

By: _____

Title: President and Sr. Managing Director

February 20, 2018



DIXON HUGHES GOODMAN llp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FMI Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FMI Capital Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 20, 2018



DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-
UPON PROCEDURES

Board of Directors of FMI Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by FMI Capital Advisors, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina

February 20, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14*****2767******************MIXED AADC 220
66206   FINRA   DEC
FMI CAPITAL ADVISORS INC
210 UNIVERSITY BLVD STE 800
DENVER, CO 80206-4658
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curt Young   303-398-7273

2. A. General Assessment (item 2e from page 2) $ *27,872*

   B. Less payment made with SIPC-6 filed (exclude interest)   (*15,628*)

   Nov. 2, 2017
   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   *12,244*

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ *12,244*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ *12,244*

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI Capital Advisors, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the *25* day of *January*, 20 *18*.

Chief Compliance Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 18,581,372

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 18,581,372

2e. General Assessment @ .0015 $ 27,872
(to page 1, line 2.A.)

2

FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2017

FMI CAPITAL ADVISORS, INC

Table of Contents

December 31, 2017